DMC Beverage Corp.

19563 East Mainstreet, Suite 206-i

Parker, CO 80138

January 23, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

DMC Beverage Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 20, 2013

File No. 333-190831

Directors, Executive Officers, Promoters and Control Persons, page 33

Officer and Director Information, page 34

1.   We note your response to comment 5 in our letter dated December 5, 2013.  Please revise your filing to briefly describe the nature and type of “Nonqualified Deferred Comp. Earnings” paid to Messrs. Mack, Paladino and Slater.  To the extent this column reflects compensation amounts earned but deferred, please clarify as much by providing footnote disclosure.  Please also clarify whether the balance of Mr. Mack’s salary has been deferred.

RESPONSE:  We have corrected the Summary Compensation Table on page 37.  The previously issued table misclassified amounts as Nonqualified Deferred Compensation that were just salary amounts accrued and unpaid.  We have no nonqualified deferred compensation plans.  We included the total salary amounts in the “Salary” column and included a footnote disclosure indicating how much of the amounts are unpaid.

Summary Compensation Table, page 37

2.   Please update this table and all related disclosure to provide compensation information for the 2013 fiscal year.

RESPONSE:  We have included the 2013 fiscal year and updated the related footnote disclosures in the Summary Compensation Table as requested.

Outstanding Equity Awards, page 37

3.   We note your response to comment 7 in our letter dated December 5, 2013.  Please clarify the number of options granted to each of your directors and officers that are fully vested as of a most recent practicable date.  In your revised disclosure, please also include the exercise price associated with each of these options.

RESPONSE:  We have corrected the Options Outstanding Table to clarify the options granted to each of our directors and officers, which reflects the total options granted and the amount that have not vested.  We have also disclosed the exercise price of each option.

Certain Relationships and Related Transactions, page 45

4.   You state that a total of $41,335 is owed to the registrant by Mr. Mack.  Please tell us how you intend to comply with Section 13(k) of the Exchange Act.

RESPONSE:  We have identified a correction.  The actual balance due from Mr. Mack is $42,930.  We have corrected the disclosure of the amount and added that Mr. Mack and the Company have agreed to net the balance due from Mr. Mack against the accrued salaries due to him in order to comply with Section 13(k) of the Exchange Act.

Financial Statements –  Interim, page 76

Statement of Cash Flows, page 79

5.   We note the Cash and cash equivalents balance on the September 30, 2013 Balance Sheet at page 76 and the Net loss on the September 30, 2012 interim Statement of Operations at page 78 do not agree with the corresponding measures in your Statements of Cash Flows. Please resolve these inconsistencies.

RESPONSE:  We have corrected the Statements of Cash Flows for the nine months ended September 30, 2013 and 2012 in Amendment No. 3 to Form S-1.

Note 8 –  Related Party Transactions, page 87

Line-of-Credit and Notes Payable –  Shareholder, page 88

6.   We note your disclosure in the fourth paragraph under Use of Proceeds on page 25 indicating the outstanding debts you intend to pay are not currently accruing interest. Please reconcile this statement with your disclosures on page 88 stating that several lines- of-credit and notes payable are currently accruing interest.

RESPONSE:  We have clarified which debts to be paid under Use of Proceeds on page 26 to specify which debts we intend to pay and the fact that they are non-interest bearing, as opposed to notes payable and lines of credit, some of which are interest bearing.

Also explain your rationale for the absence of change in your interest payable account, including alternate classifications of accrued amounts and justification for not recognizing expense under the terms of your agreements as applicable.

RESPONSE:  We have corrected the presentation of interest payable.  Prior presentation included the interest payable accrued in 2013 in accounts payable.  We have properly reclassified it as interest payable.

Further, the Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I appreciate your assistance in the review of our registration statement to ensure that we have provided all relevant information to prospective investors and have complied with all of the disclosure requirements of the Securities Act.  Please advise if you have further comments or questions.

Very truly yours,

/s/ John S. Wittler

John S. Wittler

Chief Financial Officer

DMC Beverage Corp.